EXHIBIT 2.1



                                 ASSET PURCHASE AGREEMENT


                                   Dated April 5, 2002


                                       By and Among
                                California Amplifier, Inc.,
                               Kaul-Tronics, Inc., NGP, Inc.,
                         Interactive Technologies International, LLC,
                                   and the Stockholders




TABLE OF CONTENTS

1.	Agreement to Sell and Agreement to Purchase
1.1	Assets to be Conveyed
1.2	Excluded Assets
1.3	Further Assurances
2.	Consideration to be Paid by the Buyer
2.1	Purchase Price for Acquisition Assets
2.1.1	Initial Payment
2.1.2	No Fractional Shares
2.1.3	Additional Payment
2.2	Assumed Liabilities
2.3	Liabilities Not Assumed by the Buyer
2.4	Allocation of Purchase Price
3.	Representations and Warranties
3.1	Representations and Warranties of the Stockholders Regarding the
      Stockholders
3.1.1	Authority to Execute and Perform Agreements
3.1.2	No Conflict
3.1.3	Actions and Proceedings
3.1.4	No Brokers
3.1.5	Receipt of California Amplifier, Inc. Reports
3.1.6	Approvals
3.1.7	Securities Purchase Representations
3.1.8	Private Offering
3.2	Representations and Warranties of the Stockholders Regarding the
Company
3.2.1	Organization and Good Standing
3.2.2	Authorization and Enforceability
3.2.3	Ownership of Acquisition Assets
3.2.4	Financial Condition
3.2.4.1 Financial Statements
3.2.4.2 Absence of Certain Changes
3.2.5	Property of the Company
3.2.5.1 Real Property
3.2.5.2 Tangible Personal Property
3.2.5.3 Intangible Personl Property
3.2.6	Consents and Approvals; No Violations
3.2.7	Labor and Employment Matters
3.2.8	Litigation and Compliance with Laws
3.2.8.1 Litigation Pending or Threatened
3.2.8.2 Violation of Law
3.2.8.3 Environmental Matters
3.2.9	Contracts and Other Instruments
3.2.10 Permits; Required Consents
3.2.11 Insurance
3.2.12 Taxes
3.2.13 No Brokers
3.2.14 Inventories
3.2.15 Approvals
3.2.16 Interested Party Transactions.
3.2.17 Securities Purchase Representations
3.2.18 Private Offering
3.2.19 Full Disclosure
4. Representations and Warranties of the Buyer
4.1 Organization; Good Standing; and Corporate Authority
4.2 No Conflict
4.3 Regulatory Approvals
4.4 No Brokers
4.5 Board Approval
5. Closing
6. Certain Understandings and Agreements of the Parties
6.1 Access
6.2 Noncompetition; Confidentiality and Public Announcements
6.2.1	License
6.2.2	Public Announcements
6.2.3	Confidentiality
6.3 Conduct of Business
6.4 Preservation of Organization
6.5 Current Information
6.6 Contracts
6.7 Completion of Transaction
6.8 Condition to Transfer of Certain Contracts
6.9 Waiver of Compliance with Bulk Sales Laws
6.10 Employees
6.11 Taxes
6.12 Transfer of Certain Materials to Purchase
6.13 Royalty
6.14 Registration Rights Agreement
6.15 Nasadq Listing
6.16 Audit Opinion
7. Conditions to Each Party's Obligations to Closing
7.1 Stockholder Vote
7.2 No Violation
7.3 Government Notices and Approvals
7.4 Securities Exemption
8. Conditions to Obligations of the Stockholders and the Company
8.1 Correctness of Representations and Warranties
8.2 Performance of Covenants and Agreements
8.3 Additional Closing Documents
8.4 No Legal Bar
9. Conditions to Obligations of the Buyer
9.1 Correctness of Representations and Warranties
9.2 Performance of Covenants and Agreements
9.3 Additional Closing Documents
9.4 No Legal Bar
9.5 Material Adverse Effect
9.6 Third-Party Consents and Approvals
9.7 Non-Competition Agreements
9.8 Due Diligence

9.19 Representation Letter
9.10 Transfer Documents
9.11 Opinion of Counsel
9.12 Release of Liens
9.13 Secretary's Certificate
9.14 Real Property Transfer
10. Survival; Indemnification
10.1 Survival
10.2 Indemnification By the Sellers and the Stockholders
10.3 Indemnification By the Buyer
10.4 General Indemnification Limitations
10.5 Notice of Claims
10.6 Third Party Claims
10.7 Payments
10.8 Remedies Exclusive
10.9 Treatment of Indemnity Payments
11. Termination of Agreement
11.1 Events of Termination
11.2 Rights and Obligations on Termination
12. Miscellaneous Provisions
12.1 Construction
12.2 Notices
12.3 Assignment
12.4 Amendments and Waivers
12.5 Remedies
12.6 Attorneys' Fees
12.7 Binding Nature of Agreement
12.8 Expenses
12.9 Entire Agreement
12.10	Severability
12.11	Counterparts
12.12	Section Headings
13. Arbitration
13.1 Agreement to Arbitrate
13.2 Selection of Arbitrator
13.3 Expenses
13.4 Aid to Arbitration

Exhibits

Exhibit A           Form of Registration Rights Agreement
Exhibit B           Form of Noncompetition Agreement
Exhibit C           Form of Representation Letter
Exhibit 9.11        Form of Opinion of Counsel to the Sellers and the
                     Stockholders

Schedules
Schedule A	        Stockholders
Schedule 1.1(b)     Contracts, Leases, Sales Orders, Purchase Orders, Etc.
Schedule 1.1(c)     Prepayments and Deposits
Schedule 1.1(d)     Machinery and Equipment
Schedule 1.1(e)     Intangible Personal Property
Schedule 1.1(k)     Other Assets
Schedule 1.1(l)     Excluded Claims
Schedule 1.2(f)     Non-strategic assets
Schedule 2.1.3(a)	  Fixed Assets
Schedule 2.1.3(b)	  Book Value of Inventory
Schedule 2.2(b)	  Contract Liabilities
Schedule 2.2(c)	  Vacation and Sick Leave Accrual
Schedule 2.4        Purchase Price Allocation
Schedule 3.2.3      Ownership of Acquisition Assets
Schedule 3.2.4.1(b) Liabilities
Schedule 3.2.5.1(a) Owned Real Property
Schedule 3.2.5.1(b) Permitted Exceptions
Schedule 3.2.5.1(c) Condition of Property
Schedule 3.2.5.1(e) Leased Real Property
Schedule 3.2.5.2    Tangible Personal Property
Schedule 3.2.8.1    Litigation
Schedule 3.2.8.2    Licenses, Permits and Authorizations
Schedule 3.2.8.3    Environmental Matters
Schedule 3.2.9.2    Contracts
Schedule 3.2.9.3    Clients
Schedule 3.2.9.4    Outstanding Bids and Proposals
Schedule 3.2.10(a)  Government Consents
Schedule 3.2.10(b)  Required Consents
Schedule 3.2.11     Insurance
Schedule 3.2.14     Inventory
Schedule 6.2.1      Sign
Schedule 6.8        Contracts Requiring Consent
Schedule 9.7.       Individuals subject to Non-Competition

                             ASSET PURCHASE AGREEMENT


THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of this 5th day of April, 2002 by and among California Amplifier, Inc., a Delaware corporation (the "Buyer"), Kaul-Tronics, Inc., a Wisconsin corporation ("KTI"), NGP, Inc., a Wisconsin corporation ("NGP"), Interactive Technologies International, LLC, a Wisconsin limited liability corporation ("ITI", together with KTI and NGP, the "Sellers") and the certain stockholders of the Sellers listed on Schedule A attached hereto (the "Stockholders").

                                     RECITALS

A. The Sellers are engaged in the business of manufacturing and designing satellite antennas and installation accessories (the "Business").

B. The Buyer desires to acquire, and the Sellers and the Stockholders desire to sell, substantially all of the assets (tangible and intangible), properties and goodwill of the Sellers used or held for use primarily in the Business, on the terms and conditions hereinafter set forth.

C. In connection with the sale of such assets to Buyer by the Sellers, each of the stockholders of the Sellers listed on Schedule 9.7 attached hereto has agreed to enter into a Non-Competition Agreement in favor of Buyer.


                                     AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, mutual covenants, representations, warranties and agreements contained herein, the parties hereto agree as follows:

1.   Agreement to Sell and Agreement to Purchase.

1.1 Assets to be Conveyed. Upon the terms and subject to the conditions of this Agreement, on the Closing Date (as hereinafter defined) each of the Sellers shall convey, transfer, assign, sell and deliver to the Buyer, and the Buyer shall acquire, accept and purchase, substantially all of the assets, properties and rights of the Sellers used or held for use primarily in the Business (hereinafter collectively referred to as the "Acquisition Assets"). Without limiting the generality of the foregoing, the Acquisition Assets shall include all of each Seller's right, title and interest in, to and under:

(a) Inventories of good commercial quality raw material, work-in-process and finished goods of each of the Sellers relating to the Business whether located at the premises of any of the Sellers or elsewhere, including, without limitation, inventory of the Sellers held by third parties on consignment, all of which are not in excess of 12 months supply;

(b) Subject to Sections 1.2(c) and 6.8 hereof, licenses, contracts, agreements, purchases or sales orders or commitments, written or oral (collectively, the "Contracts") relating to the Business and any other products developed or under development (the "Product Lines"), including, without limitation, those set forth on Schedule 1.1(b);

(c) All outstanding amounts due by the customers of the Sellers that have been prepaid to the Sellers in advance of the Closing Date, for which the Buyer will have obligations after the Closing Date in that Buyer will be providing services related to the Business to such customers in exchange for such prepayments, and all such prepayments are set forth on Schedule 1.1(c);

(d) Machinery, equipment, tooling, dies, tools, fixtures and supplies, owned or used by the Business on the Closing Date relating to the Business and the Product Lines and necessary to manufacture satellite communications equipment, antennas and accessories, whether or not fully depreciated on the books and records of the Sellers, limited solely to those assets set forth in Schedule 1.1(d) attached hereto;

(e) Domestic and foreign patents, patent applications, copyrights, copyright applications, trademarks, trademark applications, service marks, service mark applications, trade names (including without limitation the names "Kaul-Tronics," "KTI," "NGP," "ITI," and "Interactive Technologies International" and all derivatives and variants thereof) and trade name registrations (in any such case, whether registered or to be registered in the United States of America or elsewhere) and processes, drawings, procedures, bills of material, inventions, trade secrets, trade names, computer programs, formulae, know how and other intangible personal property (all of the foregoing in this Section 1.1(e) being hereinafter referred to collectively as "Intangible Personal Property") used or held for use primarily in the Business and relating to the Product Lines, including, without limitation, those items set forth in Schedule 1.1(e) attached hereto;

(f) All goodwill of the Business relating to the Product Lines, customer and supplier lists, sales brochures, computer software, books, records and accounts, correspondence, production records and any confidential information, in each case, only to the extent directly related to the Business or Product Lines;

(g) All rights of the Sellers under express or implied warranties from the suppliers of the Sellers with respect to the Acquisition Assets;

(h) Office supplies, drums, containers, tote bins and other packaging material, spare parts, safety equipment, maintenance supplies and other similar items of the Sellers;

(i)  Motor vehicles used by the Sellers;

(j) All federal, state, local and foreign licenses, permits and other governmental authorizations relating to the Sellers, including without limitation those listed in Schedule 3.2.8.2;

(k) All assets, tangible or intangible, real or personal, that are owned by Sellers and are used by Sellers in connection with the Business, including without limitation those listed in Schedule 1.1(k);

(l) All claims of each Seller against third parties arising from facts, events or circumstances occurring on or prior to the Closing Date, other than those claims listed on Schedule 1.1(l);

(m) Computer programs, systems, equipment, intangible personal property and any other assets, properties or rights of the Sellers used generally in the conduct of the Sellers' business; and

(n)  The Real Property listed on Schedule 3.2.5.1(a).

1.2 Excluded Assets. Notwithstanding Section 1.1 hereof, the Sellers are not selling and the Buyer is not purchasing, pursuant to this Agreement, any of the following (the "Excluded Assets"), all of which shall be retained by the Sellers:

(a) Cash, cash equivalents and marketable securities, except as set forth on Schedule 1.1(c);

(b) Prepaid items and customer deposits of the Sellers, except for those items set forth on Schedule 1.1(c);

(c) Accounts receivable, notes and notes receivable arising from the conduct of the Business, and purchase orders for any of the products of the Product Lines with delivery completed prior to the Closing Date;

(d) the minute books, articles of incorporation, bylaws, stock certificates, stock ledgers, accounting records and Tax Returns of Seller and all Books and Records of Seller relating to the Excluded Assets and Excluded Liabilities; provided, however, that Buyer shall have access to and be provided with copies of all accounting records relating to the Business pursuant to Section 6.1 and Tax Returns to the extent Buyer reasonably deems such Tax Returns to be necessary with respect to Buyer's Tax compliance obligation following the Closing;

(e) all "employee benefit plans" as such term is defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and (ii) all other employee benefit plans or arrangements (U.S. or foreign, written or oral, funded or unfunded, benefiting current or former employees, executives, or directors, whether subject to ERISA or not, and relating to stock, cash, or any other form of benefit); to which the Sellers or any affiliate has any liability or obligation, contingent or otherwise ("Employee Plans") and any accounts and assets relating to any such Employee Plan;

(f)  all non-strategic assets listed on Schedule 1.2(f); and

(g)  all leasehold or ownership interests in the facility known as Lone
Rock.

1.3 Further Assurances. On the Closing Date and from time to time thereafter, the Sellers and the Stockholders will execute and deliver to the Buyer such instruments of sale, transfer, conveyance, assignment and delivery, consents, assurances, powers of attorney and other instruments as may be reasonably requested by the Buyer in order to vest in the Buyer all right, title and interest in and to the Acquisition Assets and otherwise in order to carry out the purpose and intent of this Agreement. Without limiting the foregoing, after the Closing Date, if the Buyer shall receive any amounts in respect of the Excluded Assets or the Sellers shall receive any amounts in respect of the Acquisition Assets, the Buyer or the Sellers, as the case may be, shall promptly pay all such amounts to the appropriate party.


2.  Consideration to be Paid by the Buyer.

2.1 Purchase Price for Acquisition Assets. The aggregate purchase price for the Acquisition Assets (the "Purchase Price") will consist of the components set forth in Section 2.1. as adjusted by Section 2.1.3 as follows:

2.1.1 Initial Payment. The purchase price for the Acquisition Assets (the "Initial Payment") shall be equal to (i) the number of shares of Buyer Common Stock (the "Stock Consideration") equal to $5,000,000 divided by the average closing price for a share of Buyer Common Stock, as reported by the Nasdaq National Market (the "Nasdaq") reporting system for the 30 trading days ending on and including the second business day prior to the Closing Date (the "Average Closing Price") plus (ii) $16,496,806 in cash (the "Cash Consideration"), with $1,500,000 of the Cash Consideration to be paid and adjusted in accordance with Section 2.1.3 hereof (the "Post-Closing Cash Consideration"). The Stock Consideration will be paid equally to KTI and NGP. The Cash Consideration, except for the Post-Closing Cash Consideration which will be paid pursuant to Section 2.1.3 hereof, shall be paid by wire transfer to the Sellers on the Closing Date to an account designated by the Sellers at least three (3) days prior to the Closing Date. For purposes hereof, "Buyer Common Stock" means the common stock, par value $0.01 per share, of Buyer.

2.1.2 No Fractional Shares. No fraction of a share of Buyer Common Stock shall be issued in the Initial Payment, but in lieu thereof, each Seller who would otherwise be entitled to a fraction of a share of a Buyer Common Stock shall receive from the Buyer one share of Buyer Common Stock. The parties acknowledge that the additional share consideration in lieu of issuing fractional shares was not separately bargained for consideration, but represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities otherwise caused by the issuance of fractional shares.

2.1.3 Additional Payment, Adjustment. Within 21 days after the Closing Date, the Sellers and the Buyer shall conduct a physical count of the Inventory and Fixed Assets that are set forth on Schedule 2.1.3(a) attached hereto. Immediately following completion of the taking of the Inventory, the Buyers shall prepare an inventory list (the "Inventory List") setting forth all of the Inventory and the book value of each item of Inventory.
The book value of raw material comprising Inventory shall equal the actual cost of such raw material. The book value of any other items of Inventory shall be calculated as set forth on Schedule 2.1.3(b). Additionally, immediately following completion of the taking of the Inventory, the Buyer and Seller shall prepare a fixed asset list (the "Fixed Asset List") setting forth all of the Fixed Assets and the book value of each Fixed Asset. The book value of each Fixed Asset shall equal the historical cost less accumulated depreciation as of March 31, 2002. The Buyer shall make an additional payment to the Sellers (the "Seller Additional Payment") in an amount equal to:

i) $1,500,000, plus or minus

ii) the amount, by which the total value of the Inventory set forth on the Inventory List exceeds or is below $1,5000,000, respectively, (the "Inventory Adjustment Amount"), minus

iii) the amount, if any, by which the total value of the Fixed Assets as set forth on Schedule 2.1.3(a) exceeds the total value of the Fixed Assets set forth on the Fixed Asset List.

The Seller Additional Payment will be paid within five (5) days from the date the Buyer delivers such Inventory List to the Sellers. Such Seller Additional Payment shall be paid to the Sellers by wire transfer to an account designated by the Sellers at least one (1) business day prior to the payment date.

2.2 Assumed Liabilities. As further consideration for consummation of the transactions contemplated hereby, subject to Section 2.3 hereof and the proviso set forth below, at the Closing, the Buyer shall assume and agree to thereafter pay when due, and discharge, indemnify and hold harmless the Sellers and the Stockholders with respect to the following liabilities and only such liabilities (the "Assumed Liabilities"):

(a) all obligations and liabilities in respect of any and all claims of product defects pertaining to any products manufactured by the Sellers relating to the Product Lines and shipped by the Sellers to customers within one (1) year prior to the Closing Date, including obligations and liabilities for refunds, adjustments, allowances for any and all repairs, exchanges, returns and warrants of merchantability and other claims, that are returned under existing warranty agreements with customers (the cost of return, replacement or exchange shall be computed by the number of units returned multiplied by the then standard unit cost plus shipping, handling and other costs associated with returns, exchanges or replacements); provided, however, that the Buyer's liability in respect of these assumed liabilities shall not exceed $15,000 during the two (2) years following the Closing Date and the Sellers and Stockholders shall be responsible for all liabilities that exceed $15,000 where the event giving rise to such liability arose on or before the one (1) year anniversary of the Closing Date;

(b) all liabilities first arising under the assumed Contracts or relating to the other Acquisition Assets after the Closing Date, as set forth on
Schedule 2.2(b); and

(c) all obligations or liabilities from and after the Closing Date arising under or in connection with any vacation benefits to the Seller's employees, as set forth on Schedule 2.2(c), but only to the extent such obligations or liabilities are properly recorded in the financial statements of Sellers as of the Closing Date.

2.3 Liabilities Not Assumed by the Buyer. The Buyer shall not be deemed by anything contained in this Agreement to have assumed and the Sellers and the Stockholders hereby jointly and severally agree to fully pay and perform in a prompt and timely manner and to indemnify the Buyer and hold the Buyer harmless with respect to all liabilities and obligations related to the Business other than the Assumed Liabilities including the following liabilities (the "Excluded Liabilities"):

(a) Any liability of the Sellers or Stockholders to any person or entity the existence of which constitutes a breach of any covenant, agreement, representation or warranty of the Sellers or any Stockholder contained in this Agreement;

(b) All tax liabilities of the Sellers of any kind, including tax liabilities relating to the operations, assets or properties of the Business and tax liabilities relating to the sale of the Acquisition Assets;

(c) Any liability of the Sellers for any obligation for benefits accrued prior to the Closing Date under employee benefit plans;

(d) Any liability for or in respect of any loan or interest bearing indebtedness, other indebtedness for money borrowed, or account payable of Sellers or any affiliates or associates of Sellers on or prior to the Closing Date;

(e) All obligations and liabilities in respect of any and all claims of product defects pertaining to any products, including obligations and liabilities for refunds, adjustments, allowances, repairs, exchanges, returns and warrants of merchantability and other claims, other than as set forth in Section 2.2 hereof;

(f) All obligations and liabilities relating to the employment or termination of employment of any employee of the Sellers;

(g) All obligations or liabilities arising under or in connection with any bonus, pension, profit sharing, deferred compensation, retirement, severance pay, disability benefits, death benefits, hospitalization, insurance or other similar plan or arrangement or understanding providing benefits, including post-retirement benefits, to the Seller's employees;

(h) All obligations and liabilities in respect of lawsuits, actions and proceedings, pending or threatened, and claims, whether or not presently asserted, arising out of, relating to or otherwise in any way in respect of the Sellers for the operation of the Business at any time, other than as set forth in Section 2.2 hereof;

(i) All obligations and liabilities of the Sellers arising on or prior to the Closing Date under Contracts that are to be acquired by the Buyer pursuant to the provisions of this Agreement;

(j) All accounts payable and other liabilities of the Sellers to third parties accrued on or prior to the Closing Date, and arising out of operations of the Business or otherwise in respect of the Business;

(k) All claims against Seller, or any other liabilities of any kind or nature whatsoever relating to the Business or the Acquisition Assets, to the extent attributable to facts, events or circumstances occurring on or prior to the Closing Date, regardless of whether such claim or liability shall arise or become known before, on or after the Closing Date;

(l)  All liabilities arising under or relating to Environmental Laws;

(m)  All accrued expenses of any kind accrued on or prior to the Closing
Date; and

(n)  All liabilities relating to any of the Excluded Assets.

2.4 Allocation of Purchase Price. The Purchase Price shall be allocated among the Acquisition Assets in accordance with Schedule 2.4. Within thirty
(30) days after the Closing Date, the Sellers and the Buyer shall jointly complete and separately file Form 8594 with their respective federal income tax returns for the tax year in which the Closing Date occurs in accordance with such allocation, and each of the parties shall refrain from taking a position on any income, transfer or gains tax return, before any governmental agency charged with the collection of any such tax or in any judicial proceeding that is in any manner inconsistent with the terms of any such allocation without written consent of the other in each instance.


3.  Representations and Warranties.

3.1 Representations and Warranties of the Stockholders Regarding the Stockholders. The Stockholders represent and warrant to the Buyer, as of the date hereof and as of the Closing Date, as follows:

3.1.1 Authority to Execute and Perform Agreements. The Stockholders have full legal right and power to execute and deliver this Agreement and to perform in full their obligations hereunder and the execution and delivery of this Agreement shall constitute the Stockholders' approval of this Agreement and the transactions contemplated hereunder including the sale of the Acquisition Assets. The execution, delivery and performance of this Agreement and any other agreements or instruments required to be delivered hereunder (the "Other Agreements" and together with the Agreement, the "Transaction Documents") by each Stockholder require no consent, approval, waiver or other action by or in respect of, or filing with, any governmental authority or other Person (as defined below), other than actions, approvals and filings which will have been taken, obtained or made on or before the Closing Date. This Agreement and any of the Other Agreements (where applicable) has been duly executed and delivered by each Stockholder and constitutes the legal, valid and binding obligation of each Stockholder, enforceable against each Stockholder in accordance with its terms. "Person" as used in this Agreement means any individual, partnership, corporation, association, joint stock company, trust, joint venture, unincorporated organization or governmental entity (or any department, agency or political subdivision thereof).

3.1.2 No Conflict. The execution, delivery and performance of this Agreement and the Other Agreements and the consummation of the transactions contemplated hereby and thereby will not violate, conflict with, or contravene any order, judgment, injunction, award or decree or other requirement of any court, arbitrator or governmental or regulatory body against, or binding upon, each Stockholder or violate, contravene or conflict with any statute, law, ordinance or regulation of any jurisdiction binding upon or applicable to each Stockholder.

3.1.3 Actions and Proceedings. There are no actions, investigations, proceedings, suits or claims or legal, administrative or arbitration proceedings pending against or, to the knowledge of each Stockholder, threatened against or affecting such Stockholder (or to the knowledge of any Stockholder, any basis therefor) that have or may have (a) the effect of restraining, modifying or preventing the consummation of the transactions contemplated by this Agreement or (b) a Material Adverse Effect on the Sellers. For purposes hereof, the term "Material Adverse Effect on the Sellers" means any circumstance, change in, or effect on (or any circumstance, change or effect involving a prospective change on) Seller (i) that is, or is reasonably likely in the future to be, materially adverse to the Acquisition Assets, the Assumed Liabilities, the Business or the condition (financial or otherwise) of the Sellers; or (ii) that would reasonably be expected to prevent or materially delay or impair the ability of Seller to consummate the transactions contemplated by this Agreement.

3.1.4 No Brokers. There are no brokerage commissions, finders' fees or similar fees or commissions payable in connection with the transactions contemplated by this Agreement based on any agreement, arrangement or understanding with any Stockholder or any action taken by any Stockholder, the liability for which is or will be on the Buyer.

3.1.5 Receipt of California Amplifier, Inc. Reports. Each Stockholder acknowledges receipt of (a) the Annual Report on Form 10-K of the Buyer for its fiscal year ended March 3, 2001, (b) the Quarterly Reports on Form 10-Q of the Buyer for the quarters ended June 2, 2001, August 31, 2001 and November 30, 2001, (c) the Proxy Statement for the Annual Meeting held on July 20, 2001 and (d) any current reports on Form 8-K of the Buyer filed with the Securities and Exchange Commission since September 6, 2001.

3.1.6 Approvals. The Stockholders have been provided copies of this Agreement and have been afforded the opportunity to read this Agreement and all Exhibits and Schedules hereto, understand the terms hereof and thereof and by signing this Agreement, acknowledges that he/she or it agrees to all of the terms hereof and thereof and is hereby approving the sale of substantially all of the assets of the Seller in which such Stockholder owns its equity interest.

3.1.7 Securities Purchase Representations. The Stockholders are "Accredited Investors" within the meaning of Section 501(a) of Regulation D, or, if not "Accredit Investors," are represented by a "Purchaser Representative" within the meaning of Section 501(h) of Regulation D, each as defined under the Securities Act of 1933, as amended ("1933 Act"). In that the Stockholders are required to approve the transactions contemplated hereby with respect to each of the Sellers and it is possible that the Sellers may issue shares of Buyer Common Stock to their respective Stockholders, each of the Stockholders has been treated as a purchaser of shares of Buyer Common Stock and has had an opportunity to ask questions of and to receive answers satisfactory to it from Buyer in respect of their possible interest in the Stock Consideration. The Stockholders acknowledge that each of them will acquire the shares of Buyer Common Stock that was paid to the Sellers as Stock Consideration solely for investment for their own account and without a view to distribution. Each Stockholder acknowledges that such shares are being issued to the Sellers without registration under the 1933 Act and as such the resale of such shares will be restricted and that the certificates evidencing such shares of the Stock Consideration will be legended to reflect the lack of registration thereof under federal and state securities laws and the resulting restrictions on the transferability thereof.

3.1.8 Private Offering. The Stockholders understand that (i) the shares being paid as Stock Consideration have not been registered under the 1933 Act, or the securities laws of any state or other jurisdiction in reliance upon exemptions from such registration requirements for non-public offerings, and (ii) such shares may not be sold, pledged or otherwise transferred unless they have been first registered under the 1933 Act and all applicable state securities laws, or unless exemptions from such registration provisions are available with respect to said resale or transfer and that such restrictions would apply to them if they receive such shares from the Sellers in any distribution.

3.2 Representations and Warranties of the Sellers and Stockholders Regarding the Sellers. Each Seller and the Stockholders jointly and severally represent and warrant to the Buyer, as of the date hereof and as of the Closing Date, as follows:

3.2.1 Organization and Good Standing. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has all corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, to carry on its business as it is now conducted and to own, lease or operate its properties and business (including the Acquisition Assets). No Seller is required to be qualified to conduct business in any state other than such states where the failure to be so qualified, whether singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on it. Each Seller has heretofore delivered to Buyer complete and correct copies of its Articles of Incorporation and bylaws as currently in full force and effect.

3.2.2 Authorization and Enforceability. The execution, delivery and performance by each Seller of this Agreement and the Other Documents, and the consummation of the transactions contemplated hereby and thereby, are within each Seller's powers and have been duly authorized by all necessary corporate and stockholder action on its part. This Agreement has been and, when executed at the Closing, the Other Documents will have been, duly and validly executed by each Seller and, assuming the due execution and delivery of this Agreement and the Other Documents to which it is a party by Buyer, as applicable, will constitute the legal, valid and binding agreements of such Seller, enforceable against such Seller in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

3.2.3 Ownership of Acquisition Assets. Except as set forth on Schedule 3.2.3, each Seller is the lawful owner of or, in the case of leased assets, has the right to use and transfer to the Buyer each of its respective portion of the Acquisition Assets, and the Acquisition Assets are free and clear of all mortgages, pledges, liens, security interests, adverse claims, encumbrances and restrictions of every kind and nature (collectively, "Liens"), other than Liens arising by operation of law which are not material and Liens which will be satisfied at Closing. The delivery to the Buyer of the instruments of transfer of ownership contemplated by this Agreement will vest good and marketable title to the Acquisition Assets in the Buyer, free and clear of all Liens, except as referred to in the preceding sentence. The Acquisition Assets include all assets, rights and interests necessary for the conduct of the Business, as presently conducted, except as disclosed in Schedule 3.2.3. The Business is an operating business and the transfer of the Acquisition Assets to Buyer pursuant to this Agreement will enable Buyer to continue to operate the Business, and all of the Acquisition Assets are in good operating condition for their intended use, ordinary wear and tear excepted.

3.2.4  Financial Condition.

3.2.4.1  Financial Statements.

(a) The Sellers have furnished to the Buyer true and complete copies of the audited combined balance sheets and related combined statements of income, stockholders' equity and cash flows for the Sellers for the years ended December 31, 2001, 2000 and 1999, together with the notes thereto and the reports thereon of Virchow, Krause & Company LLP, certified public accountants (the "Combined Financial Statements"). Each of the Combined Financial Statements has been prepared based on the books and records of the Sellers in accordance with generally accepted accounting principles and the Seller's normal accounting practices, consistent with past practice and with each other, and present fairly the financial condition, results of operations and statements of cash flow of the Sellers as of the dates indicated or for the periods indicated.

(b) There are no liabilities of any Seller relating to the Business other than (i) any liability accrued in accordance with GAAP or disclosed in the Combined Financial Statements; (ii) liabilities incurred in the ordinary course of business since the Combined Financial Statements for the period ended December 31, 2001 that are consistent with such Seller's past practices and are not individually or in the aggregate material to the Business or the Acquisition Assets and (iii) the liabilities described on
Schedule 3.2.4.1(b) hereto.

(c) All of the books and records of Sellers relating to the Business have been made available to Buyer prior to the execution of this Agreement and contain a true and complete record, in all material respects, of the business, operations, financial condition, results of operations, assets and liabilities relating to the Business. No Seller has books and records recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) that are not under the exclusive ownership and direct control of such Seller.

3.2.4.2 Absence of Certain Changes. Since December 31, 2001, the Business has been conducted in the ordinary course consistent with past practice, and there has not been relating to the Business:

(a) any waiver, amendment, termination or cancellation of any assumed Contract or any relinquishment of any material rights thereunder by any Seller, other than, in each such case, actions taken in the ordinary course of business consistent with past practice that are not material with respect to any such assumed Contract; or any material transaction by any of the Sellers not in the ordinary and usual course of business;

(b) any event, occurrence, state of circumstances or facts or change in respect of the Business that has had or that may be reasonably expected to have a Material Adverse Effect on the Business;

(c) any damage, destruction or loss, whether or not covered by insurance related to the Business;

(d) any material alteration in the manner in which the Sellers keep their books, accounts or records or in the accounting practices therein reflected, including the recognition and computation of accrued expenses, except any such change required by a change in GAAP;

(e) the incurrence of any indebtedness for borrowed money or any commitment to borrow money or any guaranty, direct or indirect, of indebtedness of others, or any prepayment of long-term debt;

(f) any creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any of the Acquisition Assets; or

(g) any change in the operations, business or manner of conducting the Business, other than changes in the ordinary and usual course of business consistent with prior practice, none of which, individually or in the aggregate, has had or is expected to have a Material Adverse Effect on the Sellers.

3.2.5  Property of the Sellers.

3.2.5.1  Real Property.

(a)  The Sellers own the real property (the "Real Property") listed on
Schedule 3.2.5.1(a) in fee. The Sellers have caused all liens and encumbrances on the Real Property to be paid off in full at Closing, and have, or will at Closing, receive releases and/or lien waivers with respect to the Real Property.

(b) Sellers have good and marketable title to the Real Property, free and clear of all mortgages, liens (statutory or otherwise), security interests, claims, pledges, licenses, equities, options, conditional sales contracts, assessments, levies, easements, covenants, reservations, restrictions, rights-of-way, exceptions, limitations, charges or encumbrances of any nature whatsoever, except liens for taxes not yet due and payable, municipal zoning ordinances, easements for public utilities and items identified as acceptable to Buyer ("Permitted Exceptions"). At Closing, Buyer will receive good and marketable title to the Real Property, free and clear of all liens of any nature whatsoever except Permitted Exceptions, which are set forth on Schedule 3.2.5.1(b).

(c) All improvements on the Real Property are in good operating condition and repair, free from any defects (except such minor defects as do not interfere with the use thereof in the conduct of the normal operations of Sellers), have been maintained consistent with the standards generally followed in the industry and are sufficient to carry on the business of Sellers as conducted during the preceding 12 months, except as set forth on
Schedule 3.2.5.1(c). The improvements are in good condition and repair and have no structural defects or defects affecting the plumbing, electrical, sewerage, or heating, ventilating or air conditioning systems.

(d) There are now in full force and effect duly issued certificates of occupancy, where required, and the occupancy and use of the Real Property is lawful. Sellers have obtained all licenses, permits, approvals, easements and rights of way required from all governmental authorities having jurisdiction over the Real Property for the current use, occupancy and operation of the Real Property. The Real Property has permanent rights of access to dedicated public highways. There is not (i) any claim of adverse possession or prescriptive rights involving any of the Real Property, (ii) any structure located on any portion of the Real Property which encroaches on or over the boundaries of neighboring or adjacent properties or (iii) any structure of any other party which encroaches on or over the boundaries of any the Real Property. No portion of the Real Property is located in a flood plain, flood hazard area or wetland. There are no condemnation, environmental, zoning or other land use regulation proceedings instituted or to Sellers' knowledge planned to be instituted, which could detrimentally affect the use or operation of the Real Property.

(e) Schedule 3.2.5.1(e) sets forth a true and complete list of all leases or licenses of real property (the "Leases") entered into by each Seller along with the name of lessor and the date of the lease and each amendment thereto. The Sellers do not have a leasehold interest in any real property used in the conduct of the Business other than the real property subject to the Leases (the "Leased Real Property"), which constitutes all of the real property used in the Business. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by Seller or, to Seller's knowledge, by the other party to such lease. Complete and correct copies of such leases have been delivered to Buyer.

(f) The Sellers have good, valid and enforceable leasehold interest or a valid license, where applicable, in the Leased Real Property. The Sellers hold their respective title or its interest in the Leased Real Property free and clear of all Liens, easements, rights of way, servitudes, zoning or building restrictions, or any other rights of others or other adverse interests of any kind, including chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements, other than Liens arising by operation of law which are not material. With respect to the Leased Real Property, there exist no defaults by the Sellers, or, to the knowledge of any of the Sellers, any default or threatened default by any lessor or third party thereunder, that has affected or could reasonably be expected to affect the rights and privileges thereunder of the Sellers, and there has not been any failure to perform any covenant or agreement which constitutes an event of default (with the giving of notice or passage of time or otherwise) pursuant to any Lease.

3.2.5.2 Tangible Personal Property. Schedule 1.1(d) lists each item of tangible personal property (other than Inventory) owned by the Sellers or in the possession of the Sellers which is to be transferred to the Buyer pursuant hereto; and an identification of the owner of, and any agreement relating to the use of, each item of tangible personal property the rights to which are to be transferred to the Buyer pursuant hereto under leases or other similar agreements included in the Contracts. Except as otherwise indicated on Schedule 3.2.5.2, each Seller owns all of the tangible personal property used in the Business free and clear of all Liens, and except as set forth in Section 1.2, all such property will be transferred to the Buyer at the Closing free and clear of all Liens. Each item of such tangible personal property is located on the Real Property and is structurally sound, in satisfactory repair and operating condition for its intended use subject to normal wear and tear.

3.2.5.3 Intangible Personal Property. Schedule 1.1(e) lists (i) an identification of each domestic and foreign patent, patent application, copyright, copyright application, trademark, trademark application, service mark, service mark application and trade name (the "Intellectual Property") owned or used by each of the Sellers primarily in the Business relating to Product Lines and (ii) a true and complete list of all licenses or similar agreements or arrangements to which any of the Sellers are a party either as licensee or licensor for each such item of Intellectual Property. Except as otherwise indicated on Schedule 1.1(e), each Seller owns all of such Intellectual Property free and clear of all Liens, or is validly licensed to each Seller, as applicable, and, all such Intellectual Property will be transferred to the Buyer at the Closing free and clear of all Liens.

(a) There have not been any actions or other judicial or adversary proceedings involving any of the Sellers concerning any of the Intangible Personal Property included in the Acquisition Assets, nor, to the knowledge of such Stockholders, is any such action or proceeding threatened;

(b) Each Seller has the right and authority to use all items of Intangible Personal Property included in the Acquisition Assets in connection with the conduct of the Business in the manner presently conducted and to convey such right and authority to the Buyer, and such use does not, to the knowledge of the Stockholders, conflict with, infringe upon or violate any patent, copyright, trademark, service mark, trade secret, trade name or other right of any other person, firm or corporation;

(c) There are no outstanding, nor, to the knowledge of any Stockholder, are there any threatened, disputes or disagreements with respect to any licenses or similar agreements or arrangements included in the Intangible Personal Property included in the Acquisition Assets; and

(d) The conduct of the Business related to the Product Lines does not, to the knowledge of any Stockholder, conflict with any patent, copyright, trademark, service mark, trade secret, trade name or other similar rights of others.

3.2.6 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under applicable requirements of the 1933 Act, state securities or blue sky laws, any filings under transaction notification laws or regulations of Governmental Entities, no filing with or notice to, and no permit, authorization, consent or approval of, any United States (federal, state or local) or foreign court or tribunal, governmental or regulatory body, labor organization or administrative agency or authority (each, a "Governmental Entity") is necessary for the execution and delivery by each of the Sellers of this Agreement or the consummation by each of the Sellers of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by each of the Sellers nor the consummation by each of the Sellers of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws of either of the Sellers, (ii) result in a violation or breach of, permit another party thereto to reprise or otherwise renegotiate, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien on the Acquisition Assets) under any of the terms, conditions or provisions of any assumed Contract or Seller Permit or other Contract by which each of the Sellers, the Acquisition Assets or the Business may be bound, or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Acquisition Assets, the Business or each of the Sellers.

3.2.7  Labor and Employment Matters.

(a) Except for such items that would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Sellers, there is no: (i) unfair labor practice complaint against either Seller pending before the National Labor Relations Board or any state or local agency or any basis for any such complaint; (ii) pending labor strike affecting the Sellers; (iii) labor grievance pending against either Seller or, to the knowledge of either Seller and each Stockholder, any basis for any such grievance; (iv) pending representation question respecting the employees of the Sellers; (v) pending arbitration proceedings arising out of or under any collective bargaining agreement to which either Seller is a party; (vi) to the knowledge of any Seller and each Stockholder, basis for which a claim may be made under any collective bargaining agreement to which a Seller is a party; or (vii) pending or, to the knowledge of either Seller and each Stockholder, threatened claim against such Seller regarding the discharge or dismissal of any employee and, to the knowledge of any Seller there is no basis for any such claim.

3.2.8  Litigation and Compliance with Laws.

3.2.8.1 Litigation Pending or Threatened. Except as set forth in Schedule 3.2.8.1, there is no action, suit, claim, charge, hearing, arbitration, audit, proceeding (public or private), grievance or investigation, pending or (to the knowledge of any Stockholder or Seller) threatened, before any court, tribunal, panel, master or governmental agency, authority or body in which any Seller is a party or to which the Business or the Leased Real Property is subject, nor is any Seller, or any officer or employee of any Seller enjoined from any action or subject to any continuing restriction which may adversely affect the Business or the Leased Real Property. Except as disclosed on Schedule 3.2.8.1, there are no Proceedings that have been brought or initiated or, to any Seller's knowledge, threatened to be brought or initiated, by any customer or other third Person against any Seller relating to any of the Acquisition Assets or the Business.

3.2.8.2 Violation of Law. The Sellers are not in material violation of any provision of any law, decree, order or regulation (including, without limitation, those relating to antitrust or prohibiting other anti-competitive business practices, those relating to employment practices, such as discrimination, health and safety, and those relating to minority business enterprises), applicable to the Business, except for violations which in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Sellers. Such licenses, permits and other governmental authorizations, including those obtained under applicable Environmental Laws (as hereinafter defined) are listed in Schedule 3.2.8.2. Except as provided by this Agreement, no notice to, filing with, or approval or consent of, any governmental agency or body issuing any of the permits, licenses or other governmental authorizations, or otherwise having jurisdiction over the Sellers or the Business or the operations or properties of the Business, is required in order to permit the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the sale, transfer and delivery of the Acquisition Assets or the continuation of the Business after the Closing, except for such notices, filings, approvals or consents that would not in the aggregate reasonably be expected to have a Material Adverse Effect.
None of the Sellers is a party to any consent decree issued by any governmental agency, authority or body.

3.2.8.3 Environmental Matters. Except as set forth in Schedule 3.2.8.3 attached hereto:

(a) each Seller is in compliance with all limitations, restrictions, conditions, standards, requirements, schedules and timetables required or imposed under all Environmental Laws (as defined below);

(b) each Seller holds, and is in compliance with, all permits, licenses, franchises, approvals and authorizations by governmental or regulatory authorities or bodies required under Environmental Laws for each Seller to conduct its business, a correct and complete list of which is set forth on
Schedule 3.2.8.3;

(c) prior to the date of this Agreement, (i) there are no events, conditions, practices, incidents, actions, or omissions relating to the conduct of its business or the Acquisition Assets that have given or will give rise to any Environmental Liability (as defined below) based on or related to the use, processing, generation, treatment, storage, disposal, transport, emission, discharge, release or threatened release of any Hazardous Substance (as defined below) with respect to the Business or Acquisition Assets, and (ii) the Sellers have not received any written notice of the institution or pendency of any lawsuit, action, proceeding, investigation or claim by any person alleging any Environmental Liability arising from or relating to the conduct of their business, except for all such cases under (i) and (ii) that would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Sellers;

(d)  As used herein:
"Environmental Laws" means any domestic or foreign, federal, state, interstate or local statute, law or regulation (including the possession of and compliance with all applicable permits) having the force of law and in effect and promulgated as such as of the Closing Date (collectively, "Pre-Closing Environmental Laws and Regulations") or any order, injunction, judgment, decree, common law or other enforceable requirement of any governmental entity, except to the extent that it sets forth more stringent or additional requirements than those authorized by Pre-Closing Environmental Laws and Regulations, and relating to the protection of human health, safety or the environment, including any of the foregoing related to: (i) Remedial Actions (as defined below); (ii) the reporting, licensing, permitting, or investigating of the emission, discharge, release or threatened release of Hazardous Substances into the air, surface water, groundwater or land; (iii) the manufacture, release, distribution, use, generation, treatment, storage, disposal, transport or handling of Hazardous Substances; or (iv) the protection of the health and safety of employees or the public;

"Environmental Liability" means any liability or obligation arising under Environmental Laws in connection with the Acquisition Assets or the business or operation of the Sellers to the extent arising from any condition existing or any act or omission of the Sellers at or prior to the Closing Date, including claims, demands, assessments, judgments, orders, causes of action (including toxic tort suits), notices of actual or alleged violations or liability (including such notices regarding the disposal or release of Hazardous Substances on the premises or elsewhere), proceedings and any associated costs, assessments, losses, damages (except consequential damages), obligations, liabilities, awards, fines, sanctions, penalties, or amounts paid in settlement (including reasonable costs, fees and expenses of attorneys, accountants, consultants and other agents of such person);

"Hazardous Substance" means any substance or material: (i) that is defined as a "hazardous waste" or "hazardous substance" under any Environmental Law;
(ii) that is considered toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic or mutagenic or otherwise regulated under any Environmental Law; or (iii) that contains gasoline, diesel fuel or other petroleum hydrocarbons, polychlorinated biphenyls or asbestos; and

"Remedial Action" means any response action, removal action, remedial action, corrective action, monitoring program, sampling program, investigation or other cleanup activity required by any Environmental Law to clean up, remove, remediate, treat or abate any Hazardous Substance in the environment.

3.2.9  Contracts and Other Instruments.

3.2.9.1 There has not occurred any material default under any Contract on the part of any Seller or, to the knowledge of any Stockholder, on the part of the other parties thereto, and no event has occurred which, would constitute any default under any Contract. No consent of any party to any Contract is required in order to permit the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby, or the sale, transfer or delivery of the Acquisition Assets or the assumption of the liabilities to be assumed by the Buyer under
Section 2.3, nor will the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the sale, transfer and delivery of the Acquisition Assets or the assumption of the liabilities to be assumed by the Buyer, result in a material breach of any of the terms and provisions of, or constitute a material default under, or material conflict with, or result in a material modification of, any Contract of the Sellers.

3.2.9.2  Schedule 1.1(b) sets forth with respect to the Business a list of
(i) all client contracts (including, without limitation, oral contracts) for the fiscal year of the Sellers ending December 31, 2001 which account for not less than 90% of the Seller's revenue for such fiscal year; (ii) all written or oral contracts with consultants or subcontractors regardless of amount, with respect to which the Sellers have any remaining obligation;
(iii) any other written or oral current contracts involving payments of $10,000 or more in any 12-month period material to the assets, properties, liabilities, financial condition, results of operations, business or prospects of the Business; (iv) each Contract that contains non-competition restrictions, including restrictions relating to the conduct of the Business, the sale of Seller's products or geographic restrictions, in any case that would prohibit or restrict Buyer or its subsidiaries from conducting the Business as currently conducted or that requires any consent or other action by any person for, or will be subject to default, termination, repricing or other renegotiation, or cancellation because of, the transactions contemplated hereby; (v) each Contract of the Sellers relating to, and evidences of, indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset); (vi) each partnership, joint venture or other similar Contract affecting any of the Sellers; and (vii) each Contract that is otherwise material to any of the Sellers, the Acquisition Assets or the Business. A true and complete copy of each written Contract has been made available to the Buyer at the Seller's offices. A description of the material terms of each oral Contract is set forth on Schedule 3.2.9.2. The Contracts were entered into in the ordinary course of business and the Seller (i) have not received any notice of default by the Sellers with respect to such Contracts, and (ii) there is no material default, or existing circumstances which, with notice or the passage of time, would be a material default in the Seller's obligations with respect to such Contracts.

3.2.9.3 Schedule 3.2.9.3 sets forth, for each of the 12-month periods ended December 31, 2001 and 2000, the names of each of the Seller's clients related to the Business which have paid the Sellers, in the aggregate, at least $250,000, together with the approximate dollar amount of revenues generated by the Seller's services to each such client during said periods. No current client of the Sellers has informed any of the Sellers of any material deficiency in any of the Seller's performance of services for such client or of its intention to terminate, or substantially to reduce the scope of, its current business relationship with any of the Sellers.

3.2.9.4 Schedule 3.2.9.4 lists each outstanding bid or proposal for a contract related to the Business under which the value of services to be performed or goods to be provided by the Sellers or the cost of goods to be sold by the Sellers is expected to exceed $10,000 and a description of and projected dollar value of each such bid or proposal.

3.2.10  Permits; Required Consents.

(a) Schedule 3.2.10(a) sets forth all approvals, authorizations, certificates, consents, licenses, orders and permits and other similar authorizations of all Governmental Authorities (and all other Persons) necessary for the operation of the Business in substantially the same manner as currently operated by Sellers currently and during the past twelve (12) months (collectively, the "Permits"). Sellers hold all material Permits and approvals of Governmental Authorities necessary for the lawful conduct of the Business. Except as set forth in Schedule 3.2.10(a), each Permit is valid and in full force and effect in all material respects, and none of the Permits will be terminated or become terminable or impaired in any material respect as a result of the transactions contemplated hereby. For purposes hereof, "Governmental Authority" means any foreign or domestic federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

(b) Schedule 3.2.10(b) lists (i) each governmental approval required under Applicable Law to be obtained by Sellers by virtue of the execution and delivery of the Transaction Documents, or the consummation of the transactions contemplated hereby and thereby, or to avoid the loss of, or any material modification to, any Permit and (ii) each Contract with respect to which the consent of the other party or parties thereto must be obtained by Sellers by virtue of the execution and delivery of the Transaction Documents, or the consummation of the transactions contemplated hereby and thereby to avoid the loss of any material benefit under, or any material modification to, any such Contract. For purposes hereof, "Applicable Law" means, with respect to any Person, any federal, state, local or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority applicable to such Person or any of its affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents.

3.2.11 Insurance. Schedule 3.2.11 sets forth a true and correct list of all insurance policies of any nature whatsoever maintained by the Sellers relating solely to the Business at any time during the three (3) years prior to the date of this Agreement and the annual or other premiums payable thereunder. There are no outstanding requirements or recommendations by any insurance company that issued any policy of insurance applicable, in whole or in part, to the properties or operations of the Sellers or by any Board of Fire Underwriters or other similar body exercising similar functions or by any governmental authority exercising similar functions which requires or recommends any changes in the conduct of the business of, or any repairs or other work to be done on or with respect to any of the properties or assets of, the Sellers. The insurance policies as currently in effect constitute insurance against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. All of such insurance policies are in full force and effect and are valid, outstanding and enforceable, and all premiums due thereon have been paid in full. Except as set forth on Schedule 3.2.11, such insurance policies will not in any way be affected by or terminate or lapse by reason of the transactions contemplated by this Agreement. Each Seller has complied in all material respects with the provisions of all such policies. None of the Sellers has received any notice or other communication from any such insurance company within the two (2) years preceding the date hereof canceling or materially amending or materially increasing the annual or other premiums payable under any of said insurance policies, and to the knowledge of the Sellers, no such cancellation, amendment or increase of premiums is threatened. All claims of the Sellers under the insurance policies have been filed in a timely fashion.

3.2.12  Taxes.

(a) Within the times and in the manner prescribed by law, each Seller has properly prepared and filed all Tax Returns required by law and has paid all Taxes due and payable (whether or not shown on any Tax Return). All such Tax Returns are true, correct and complete and accurately set forth all items required to be included in such Tax Returns. Each Seller has complied in all material respects with all applicable laws relating to Taxes. Each Seller (i) is not a party to or bound by any closing agreement, offer in compromise or any other agreement with any tax authority or any tax indemnity or tax sharing agreement with any person that could bind Buyer,
(ii) has no present or contingent liabilities for Taxes for which Buyer could be held liable, (iii) has not engaged in a trade or business, or had a permanent establishment (within the meaning of an applicable tax treaty), within a country other than the United States, (iv) is not a party to an agreement that could give rise to an "excess parachute payment" within the meaning of Section 280G of the Code, and (v) is a "United States person" within the meaning of Section 7701(a)(3) of the Code. There are and have been no (1) proposed, threatened or actual assessments, audits, examinations or disputes as to Taxes relating to Seller or (2) waivers or extensions of the statute of limitations with respect to Taxes for which Buyer could be held liable. There are no outstanding Tax Liens that have been filed by any Tax authority against any property or assets of the Business (other than for Taxes not yet due and payable). Seller does not know of any basis for the assertion by a taxing authority of a Tax deficiency against Seller for which Buyer could be held liable.

(b)  As used herein:
"Taxes" means (A) any federal, state, local or foreign net income, gross income, gross receipts, sales, use, ad valorem, value-added, capital, unitary, intangible, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, transfer, occupation, premium, property or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any jurisdiction or other taxing authority, (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability or otherwise by operation of law and (C) any liability for the payment of amounts described in clause (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other person (and the term "Tax" means any one of the foregoing Taxes; and (ii) "Tax Returns" means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes (and the term "Tax Return" means any one of the foregoing Tax Returns); and
"Code" means the Internal Revenue Code of 1986, as amended.

3.2.13 No Brokers. There are no brokerage commissions, finders' fees or similar fees or commissions payable in connection with the transactions contemplated by this Agreement based on any agreement, arrangement or understanding with the Sellers or any action taken by the Sellers, the liability for which is or will be on the Buyer.

3.2.14 Inventories. Schedule 3.2.14 sets forth all inventories of raw materials, work-in-process and finished goods included in the Acquisition Assets as of the Closing Date. All such Inventories consist of a quality and quantity usable and saleable (free of any material defect or deficiency) in the ordinary course of business, within twelve (12) months of Closing consistent with past practice, except for slow-moving, damaged or obsolete items and materials of below standard quality, all of which have been written down to net realizable value. The value at which Inventories are carried in the Combined Financial Statements reflect the normal inventory valuation policy of the Sellers in accordance with GAAP and on a basis consistent with that of preceding periods. Schedule 3.2.14 contains a complete accurate list of the locations (including locations of Inventory held by distributors or representatives) where the Inventory is located.

3.2.15 Approvals. The Board of Directors of KTI and NGP, and the members of ITI have approved this Agreement and the consummation of the transactions contemplated hereby. The Stockholders have been provided copies of this Agreement and have been afforded the opportunity to read this Agreement and all Exhibits and Schedules hereto, understand the terms hereof and thereof and by signing this Agreement, acknowledges that he/she or it agrees to all of the terms hereof and thereof and is hereby approving the sale of substantially all of the assets of the Seller in which such Stockholder owns its equity interest.

3.2.16 Interested Party Transactions. There are no transactions between any of the Sellers (or involving any of the Sellers) and any of its respective officers, directors or affiliates that have either (a) resulted in an asset reflected on the balance sheet of such Seller (such as an account receivable), or (b) created any liability on the part of Seller (such as an account payable, note payable or guaranty or indemnity obligation), whether or not such liability is reflected on the balance sheet of such Seller or is required by GAAP to be reflected on a balance sheet of such Seller.

3.2.17 Securities Purchase Representations. The Sellers are "Accredited Investors" within the meaning of Section 501(a) of Regulation D under the 1933 Act. The Sellers have had an opportunity to ask questions of and to receive answers satisfactory to it from Buyer in respect of the investment it is making in the Stock Consideration. The Sellers are acquiring the Stock Consideration solely for investment and without a view to distribution. Each Seller acknowledges that the shares of the Stock Consideration will be legended to reflect the lack of registration thereof under federal and state securities laws and the resulting lack of transferability thereof.

3.2.18 Private Offering. The Sellers understand that (i) the shares being exchanged as Stock Consideration have not been registered under the 1933 Act, or the securities laws of any state or other jurisdiction in reliance upon exemptions from such registration requirements for non-public offerings, and (ii) such shares may not be sold, pledged or otherwise transferred unless they have been first registered under the 1933 Act and all applicable state securities laws, or unless exemptions from such registration provisions are available with respect to said resale or transfer.

3.2.19 Full Disclosure. The information contained in this Agreement and the Schedules and Exhibits with respect to the Business, the Acquisition Assets and the results of operations, financial condition and prospects of the Business and the transactions contemplated by this Agreement are correct and complete in all material respects and do not omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.


4. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Sellers and the Stockholders that:

4.1 Organization; Good Standing; and Corporate Authority. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer has the full corporate power and authority to conduct all of the business and activities conducted by it and to own or license all of the assets owned or leased by it, and is duly licensed or qualified to do business and in good standing as a foreign corporation under the laws of every jurisdiction in the United States in which the nature of the activities conducted by the Buyer, and/or the character of the assets owned or leased by the Buyer, makes such qualification or license necessary, except for those jurisdictions where the failure to be so qualified would not have a Material Adverse Effect on the Buyer. The Buyer has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement and the Other Agreements have been (or upon execution will have been) duly executed and delivered by the Buyer, have been effectively authorized by all necessary action, corporate or otherwise, and constitute (or upon execution will constitute) legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

4.2 No Conflict. The execution, delivery and performance of this Agreement and the Other Agreements and the consummation of the transactions contemplated hereby and thereby will not violate, conflict with, or contravene any order, judgment, injunction, award or decree or other requirement of any court, arbitrator or governmental or regulatory body against, or binding upon, the Buyer or the Certificate of Incorporation or Bylaws of the Buyer, or violate, contravene or conflict with any statute, law, ordinance or regulation of any jurisdiction binding upon or applicable to the Buyer.

4.3 Regulatory Approvals. All consents, approvals, authorizations and other requirements prescribed by any law, rule or regulation which must be obtained or satisfied by the Buyer and which are necessary for the consummation of the transactions contemplated by this Agreement have been obtained and satisfied.

4.4 No Brokers. There are no brokerage commissions, finders' fees or similar fees or commissions payable in connection with the transactions contemplated by this Agreement based on any agreement, arrangement or understanding with the Buyer or any action taken by the Buyer, the liability for which is or will be on the Sellers or the Stockholders.

4.5 Board Approval. The Buyer's Board of Directors has approved this Agreement and the consummation of the transactions contemplated hereby.

5. Closing. The closing of the transactions herein contemplated (the "Closing") shall, unless another date, time or place is agreed to in writing by the parties hereto, take place at the offices of Dewitt Ross & Stevens, S.C. in Madison, Wisconsin at 10:00 a.m., Madison, Wisconsin time, on April 5, 2002 or such other date as the parties shall hereafter mutually designate (the "Closing Date").

6.  Certain Understandings and Agreements of the Parties.

6.1 Access. Between the date hereof and the Closing Date, (i) the Buyer's authorized representatives shall have reasonable access during normal business hours to all properties, operations, books, records, contracts, and documents of the Sellers relating to the Business, (ii) the Sellers will furnish and request its officers, accountants and outside legal counsel to furnish to the Buyer all information (including financial and operating data) with respect to its affairs and the business of the Sellers that the Buyer may reasonably request and (iii) the Buyer shall have the right to discuss the affairs and the business of the Sellers with the directors, officers and employees of each of the Sellers and (iv) the Sellers shall notify the Buyer, within ten days of receipt, of any bills, assessments or taxes due related to the Acquisition Assets.

6.2  License; Confidentiality and Public Announcements.

6.2.1 License. The Sellers and the Stockholders hereby severally (but not jointly) covenant that each of them shall not and it shall not cause its officers and/or affiliates, without the written consent of the Buyer, directly or indirectly, use, in connection with the operation or conduct of any satellite transmission or reception business generally, or in any business similar to those in which the Business is engaged on the date hereof, the name "Kaul-Tronics," "KTI," "NGP," "ITI," and "Interactive Technologies International" or any title or name similar to or likely to be confused with the names "Kaul-Tronics," "KTI," "NGP," "ITI," and "Interactive Technologies International;" provided however, that Buyer non-exclusively licenses to KTI the right for KTI to use the name "Kaul-Tronics" solely in connection with any operation not related to the operation or conduct of any satellite transmission or reception business generally, or in any business similar to those in which the Business is engaged, and the permissible use of such name is limited in geographical scope to the state of Wisconsin. Additionally, a royalty-free license is hereby granted so that KTI may continue to use the name "White House Travel Lodge" on a sign as described, including location and physical dimensions, on Schedule 6.2.1, and the appearance of such sign is acceptable to both parties. Such license with respect to the sign only pertains to the aforementioned sign(s) which are in use at the time of Closing, and such license will continue until (i) both parties mutually agree in writing to terminate such license, or (ii) Buyer no longer owns the property on which such sign(s) are located.

6.2.2 Public Announcements. Buyer and Seller, as the case may be, will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law, or by the rules and regulations of, or pursuant to any listing agreement with, the Nasdaq national market, as determined by Buyer or Seller, as the case may be. Notwithstanding the preceding sentence, the first public announcement of this Agreement and the transactions contemplated hereby shall be a press release issued by Buyer. The Sellers will consult with the Buyer concerning the means by which the Seller's employees, customers and suppliers and others having dealings with the Sellers will be informed of the transactions contemplated by this Agreement, and the Buyer shall have the right to be present for any such communication.

6.2.3 Confidentiality. The Buyer, on one hand, and each of the Sellers and Stockholders, on the other hand, covenant and agree that none of them shall at any time use or disclose to any third party any information with respect to the other party, other than information which (i) is currently generally available to the public, (ii) hereafter becomes generally available to the public other than as a result of a disclosure by such other party, (iii) becomes available after the Closing Date to such other party on a nonconfidential basis; provided, however, that the source of such information is not known by such other party to be bound by a confidentiality agreement or (iv) is otherwise required by applicable law.

6.3 Conduct of Business. The Business of the Sellers shall be conducted from the date hereof through the Closing Date in accordance with prior practice and in the ordinary course of business, and without limiting the generality of the foregoing, the Sellers shall not (except with the prior written consent of the Buyer) do or cause or permit to occur any act, event or other occurrence which is represented or warranted not to have occurred since December 31, 2001 in Section 3.2.4.2 hereof.

6.4 Preservation of Organization. The Sellers shall use its reasonable best efforts to preserve the business and the organization of each of the Sellers, to keep available to the Buyer the services of the each of the Seller's present employees, and to preserve for the Buyer each of the Seller's favorable business relationships with its suppliers, its customers and others with whom business relationships exist. The Sellers will not dissolve or wind down their operations for at least six months following the Closing Date.

6.5 Current Information. Each of the Stockholders and/or the Sellers will advise the Buyer in writing immediately, but in any event prior to the Closing, of:

(a) the occurrence or nonoccurrence of any event which has caused or would be reasonably likely to cause the representations or warranties set forth herein to be inaccurate in any material respect or the awareness of the Stockholders or the Sellers that any representation or warranty set forth herein was not accurate in all material respects when made; and

(b) the failure of the Stockholders or the Sellers to comply with or accomplish any of the covenants, conditions or agreements set forth herein in any material respect, provided, however, that the delivery of any notice pursuant to this Section 6.5 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice. The Sellers will also provide the Buyer, promptly on becoming available, copies of all operating and financial reports prepared by, or in the normal conduct of business of, the Business.

6.6 Contracts. Between the date hereof and the Closing Date, the Sellers will not, without the prior written consent of the Buyer, (a) amend in any material respect or terminate any Contract listed on Schedule 1.1(b), or (b) enter into or become a party to or submit any bid or proposal for any contract, agreement, instrument, arrangement, purchase order or commitment with any customer of the Business under which the reasonably anticipated costs and expenses of the Business will exceed its anticipated receipts.

6.7 Completion of Transaction. The Buyer, the Sellers and the Stockholders shall use all necessary efforts to complete the transactions contemplated in this Agreement and the Other Agreements.

6.8  Condition to Transfer of Certain Contracts.

(a) The Sellers shall use their best efforts to procure all consents, approvals or waivers which must be obtained by the Sellers and which are necessary for completion of the transactions described herein, including all required consents from third parties under the Contracts or otherwise and all required consents of any governmental agency or body issuing any permits, licenses or other governmental authorizations affecting the Sellers or their businesses or properties so that the Business may continue to be operated by the Buyer without interruption or any material adverse effect on the Business following the Closing. As provided in Section 9.6 hereof, it is a condition precedent to the obligations of the Buyer to close the transactions contemplated hereby that all required consents be obtained for each of the Contracts listed in Schedule 6.8 attached hereto (collectively, the "Contracts Requiring Consents"); and

(b) Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that at the Closing the Sellers will not assign to the Buyer any such Contract which by its terms requires the consent of any other contracting party thereto unless each such consent has been obtained prior to the Closing Date. With respect to each such unassigned Contract, after the Closing Date the Sellers shall continue to deal with the other contracting party(ies) to such Contract as the prime contracting party and shall use its best efforts to obtain the consent of all required parties to the assignment of such Contract, but the Buyer shall be entitled to the benefits of such Contract accruing after the Closing Date to the extent that the Sellers may provide the Buyer with such benefits without violating the terms of such Contract. The Buyer agrees to perform at its sole expense all of the obligations of the Sellers to be performed under any such Contract the benefits of which Buyer is receiving after the Closing Date.

6.9 Waiver of Compliance with Bulk Sales Laws. The Buyer and the Sellers hereby waive compliance with the requirements of the Wisconsin Bulk Transfer Law and any other applicable bulk sales laws of any other jurisdiction.

6.10 Employees. The Buyer may, but is not obligated to, offer employment commencing on the Closing Date to any individual who is actively employed by any of the Sellers as of the Closing Date. Nothing herein shall limit the right of the Buyer to make such changes in compensation, position, or responsibilities of employees of the Sellers as it may deem appropriate following the Closing.

6.11  Taxes.

(a) Cooperation. The parties hereto agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the Acquisition Assets, the Assumed Liabilities and the Business as is reasonably necessary for the filing of all Tax Returns, and making of any election related to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return. The parties hereto shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the Business and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 6.11(a). The parties shall also cooperate to enable Buyer to obtain any available exemptions from successor liability for Taxes of each of the Sellers.

(b) Allocation of Taxes. All real and personal property taxes and assessments and similar ad valorem obligations levied with respect to any of the Acquisition Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between the Sellers and Buyer as of the Closing Date based on the number of days of such taxable period included in any Tax period (or portion thereof) ending on or before the Closing Date (the "Pre-Closing Tax Period") and the number of days of such taxable period included in any Tax period (or portion thereof) ending after the Closing Date (the "Post-Closing Tax Period"). Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. Within a reasonable period after the Closing Date, Sellers and Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.11(b), together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within ten
(l0) days after delivery of such statement. Thereafter, the Sellers shall notify Buyer upon receipt of any bill for real or personal property taxes or assessments relating to any of the Acquisition Assets, part or all of which are attributable to the Post-Closing Tax Period, and shall promptly deliver such bill to Buyer who shall pay the same to the appropriate taxing authority, provided that if such bill covers any part of the Pre-Closing Tax Period, Sellers shall also remit prior to the due date of assessment to Buyer payment for the proportionate amount of such bill that is attributable to the Pre-Closing Tax Period. In the event that either Sellers or Buyer shall thereafter make a payment for which it is entitled to reimbursement under this Section 6.11b), the other party shall make such reimbursement promptly, but in no event later than 30 days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any payment required under this Section 6.11(b) and not made within 10 days after delivery of the statement shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid.

(c) Responsibility for Payment. Except as provided in Section 6.11(b), the Sellers shall pay as and when due any and all liabilities for Taxes of each of the Sellers, including but not limited to all liabilities for Taxes of or relating to the Acquisition Assets and the Business (i) accrued with respect to all taxable periods of Seller ending on or before the Closing Date, (ii) accrued with respect to the Acquisition Assets or the Business during all periods up to and including the Closing whether or not such periods are taxable periods or (iii) which are incurred and become payable as a result of the transactions contemplated by this Agreement (including but not limited to any transfer, documentary, sales, use or other Taxes assessed upon or with respect to the transfer of the Acquisition Assets to Buyer, and any recording or filing fees with respect thereto).

(d) Tax Clearance. Within 15 days after the Closing Date, each Seller shall make a written request to the Department of Revenue of the State of Wisconsin to obtain a certificate from the Department of Revenue stating that no amounts owing or outstanding related to sales, use or successor taxes.

6.12 Transfer of Certain Materials to Purchaser. At such time, if any, as either Seller is no longer required to retain any books and records relating to the Business or any of the Acquisition Assets, such Seller shall offer to transfer such books and records to Buyer at Buyer's expense (but with no charge payable to such Seller other than the reasonable out-of-pocket costs of Seller) prior to destroying such books and records.

6.13 Royalty. In connection with Buyer's purchase of the assets related to Kettlemate, Buyer shall pay a royalty to KTI equal to two percent (2%) of the net sales (gross sales less returns and allowances) of products related to Kettlemate from and after the Closing Date, such payments to be made every ninety (90) days, based upon the net sales as reported by Buyer over such prior ninety (90) day period with the first payment being made July 1, 2002. The obligation to make such royalty payments will terminate three years from the Closing. If the Buyer ever decides to either discontinue, or sell to some third party the Kettlemate division, then the Seller will notify the Stockholders of that intent, and grant to the Stockholders a first option to purchase the Kettlemate division from the Buyer at a price that would be the subject of a good faith negotiation between the Stockholders and the Buyer.

6.14 Registration Rights Agreement. On or prior to the Closing Date, Buyer, the Sellers and each of the Stockholders receiving Stock
Consideration shall execute and deliver to a registration rights agreement substantially in the form of Exhibit A (the "Registration Rights
Agreement").

6.15 Nasdaq Listing. Within thirty (30 days) after the Closing Date, Buyer shall cause the Stock Consideration to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, if necessary.

6.16 Audit Opinion. In connection with Buyer's Form 8-K to be filed promptly after the Closing Date, the Sellers and the Stockholders will cause its auditor, Virchow, Krause & Company LLP, to cooperate in the filing of its audit opinion related to the historical audited Combined Financial Statements, and the Sellers and Stockholders will pay any costs related to the need to commission a new audit of the Combined Financial Statements in connection with the filing of such Form 8-K in the event that Virchow, Krause & Company LLP fails to cooperate in including its audit opinion in such filing or such audit opinion is deemed invalid for purposes of such filing.

7. Conditions to Each Party's Obligations to Close. The respective obligations of each party hereto to effect the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing Date of each of the following conditions:

7.1 Stockholder Vote. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of KTI and NGP and the members of ITI, respectively;

7.2 No Violation. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the transactions contemplated hereby;

7.3 Government Notices and Approvals. Any notices to, approvals from or other requirements of any Governmental Entity necessary to consummate the transactions contemplated hereby and to operate the Business after the Closing in all material respects as they were operated prior thereto shall have been given, obtained or complied with, as applicable; and

7.4 Securities Exemption. Buyer shall have an applicable exemption for issuance of the Stock Consideration under the Securities Act of 1933, as amended, and the rules and regulations thereunder and received all state securities laws or "blue sky" permits and authorizations necessary to issue shares of Stock Consideration.

8. Conditions to Obligations of the Stockholders and the Sellers. The obligations of the Stockholders and the Sellers to make the deliveries contemplated at the Closing shall, in addition to the conditions set forth elsewhere herein, be subject to satisfactory completion on or prior to the Closing Date of each of the following conditions, any of which may be waived by the Stockholders and the Sellers:

8.1 Correctness of Representations and Warranties. All of the representations and warranties of the Buyer contained in this Agreement shall have been true, correct and complete in all material respects on the date hereof and shall be true, correct and complete in all material respects on the Closing Date with the same effect as if made on the Closing Date, and the Buyer shall have delivered to the Sellers at Closing a certificate to such effect, executed by an officer of the Buyer.

8.2 Performance of Covenants and Agreements. All of the covenants and agreements of the Buyer contained in this Agreement and required to be performed by the Buyer on or before the Closing Date shall have been performed in all material respects, and the Buyer shall have delivered to the Sellers at Closing a certificate to such effect, executed by an officer of the Buyer.

8.3 Additional Closing Documents. The Buyer shall have delivered to the Sellers at or prior to the Closing such documents (including a certificate of officers of the Buyer) as the Sellers may reasonably request in order to enable the Sellers to determine whether the conditions to the Seller's obligations under this Agreement have been met and otherwise to carry out the provisions of this Agreement.

8.4 No Legal Bar. None of the parties hereto shall be prohibited by any order, writ, injunction or decree of any governmental body of competent jurisdiction from consummating the transactions contemplated by this Agreement, and no action or proceeding shall then be pending which questions the validity of this Agreement, any of the transactions contemplated hereby or any action which has been taken by any of the parties or any corporate entity, in connection herewith, or in connection with any of the transactions contemplated hereby.


9. Conditions to Obligations of the Buyer. The obligations of the Buyer to make the deliveries contemplated at the Closing shall, in addition to conditions set forth elsewhere herein, be subject to the satisfactory completion on or prior to the Closing Date of each of the following conditions, any of which may be waived by the Buyer:

9.1 Correctness of Representations and Warranties. All representations and warranties of each of the Sellers and the Stockholders contained in this Agreement shall have been true, correct and complete in all material respects on the date hereof and shall be true, correct and complete in all material respects on the Closing Date with the same effect as if made on the Closing Date, and each of the Sellers and the Stockholders shall have delivered to the Buyer at Closing a certificate to that effect, executed by an officer of each Seller.

9.2 Performance of Covenants and Agreements. All of the covenants and agreements of each of the Sellers and the Stockholders contained in this Agreement and required to be performed on or before the Closing Date shall have been performed in all material respects, and each of the Sellers and the Stockholders shall have delivered to the Buyer at Closing a certificate to that effect, executed by an officer of each of the Sellers.

9.3 Additional Closing Documents. The Sellers and the Stockholders shall have delivered to the Buyer at or prior to the Closing such additional documents as the Buyer may reasonably request in order to enable the Buyer to determine whether the conditions to its obligations under this Agreement have been met and otherwise to carry out the provisions of this Agreement.

9.4 No Legal Bar. None of the parties hereto shall be prohibited by any order, writ, injunction or decree of any governmental body of competent jurisdiction from consummating the transactions contemplated by this Agreement and no action or proceeding shall then be pending which questions the validity of this Agreement, any of the transactions contemplated hereby or any action which has been taken by any of the parties in connection herewith or in connection with any of the transactions contemplated hereby.

9.5 Material Adverse Effect. There shall have been no circumstances, changes in or effects on any of the Sellers that, individually or in the aggregate, have had or would reasonably be expected to have, a Material Adverse Effect on the Sellers since December 31, 2001.

9.6 Third-Party Consents and Approvals. Each of the Sellers shall have obtained all material consents and approvals of third parties required under the Contracts Requiring Consent or otherwise in connection with the consummation of the transactions contemplated hereby, which consents and approvals shall be in forms reasonably satisfactory to the Buyer.

9.7 Non-Competition Agreements. Buyer shall have received from each stockholder/individual listed in Schedule 9.7 a non-competition agreement in the form of Exhibit B.

9.8 Due Diligence. Buyer shall have completed its due diligence investigation of Seller and the Business to Buyer's satisfaction in its sole discretion.

9.9 Representation Letter. Each Seller receiving Stock Consideration and each of such Seller's stockholder's shall have executed and delivered to Buyer the Representation Letter attached hereto as Exhibit C.

9.10 Transfer Documents. The Sellers and the Stockholders shall have executed and delivered to the Buyer such bills of sale, assignment and assumption agreements and other instruments of sale, transfer, conveyance, assignment and delivery covering the Acquisition Assets or any part thereof as the Buyer may reasonably require to assure the full and effective sale, transfer, conveyance, assignment and delivery to the Buyer of the Acquisition Assets.

9.11 Opinion of Counsel. Buyer shall have received an opinion of counsel from DeWitt Ross & Stevens S.C., counsel to Sellers, dated the Closing Date, in substantially the form attached hereto as Exhibit 9.11.

9.12 Release of Liens. Sellers shall have obtained the release of all Liens on the Acquisition Assets and shall have delivered to Buyer all termination statements or other documentation evidencing such releases, or provided for payment from the Closing proceeds.

9.13 Secretary's Certificate. Each Seller shall have delivered to Buyer at the Closing a certificate of its Secretary or Assistant Secretary certifying
(a) attached copies of the Articles of Incorporation and Bylaws of such Seller, (b) attached copies of the resolutions of the board of directors of such Seller relating to this Agreement, the Other Documents and the transactions contemplated hereby and thereby, and (c) the signatures and titles of the officers of such Seller who have executed this Agreement and each Exhibit, Schedule and other document delivered at or prior to the Closing.

9.14 Real Property Transfer. On the Closing Date, Sellers shall deliver to Buyer warranty deeds conveying to Buyer good, marketable, and insurable title to the Real Property, subject only to the Permitted Exceptions.
Seller shall pay the Wisconsin Real Estate Transfer fee owing in connection with the Real Property. On or before the Closing Date, Seller shall provide at Seller's cost an owner's policy of title insurance issued by First American Title Insurance Company (the "Title Company") subject only to the Permitted Exceptions. Seller agrees to execute such customary documents, certificates, and/or affidavits as required by the Title Company to allow the Title Company to issue the title policy contemplated herein.


10.  Survival; Indemnification.

10.1 Survival. The representations and warranties contained in this Agreement and in any document delivered in connection herewith shall survive the Closing Date solely for the purposes of this Section 10 and shall terminate at the close of business eighteen (18) months following the Closing Date; provided, however, that:

10.1.1 the representations, warranties, covenants and agreements contained in Sections 3.1.1, 3.1.2, 3.2.1, 3.2.2, 3.2.3, 3.2.8, and 3.2.12 shall survive until three months after the last day of the applicable statute of limitations period for any third party claim relating thereto. No claim may be asserted by the Buyer for any breach of representation or warranty herein after the survival period therefor; and

10.1.2 any claim based upon any willful, grossly negligent, fraudulent or intentional misrepresentation of the Sellers or Stockholders contained in this Agreement or any Other Document, list, exhibit or instrument furnished in connection herewith, including any assessment by a taxing authority alleged to arise from a willful, false or fraudulent intent to evade taxes, or from any failure to file a return shall survive until barred by the applicable statute of limitations.

10.2 Indemnification By the Sellers and the Stockholders. The Sellers and the Stockholders shall jointly and severally indemnify and hold harmless the Buyer and its directors, officers, employees, agents, successors, affiliates and assigns (the "Buyer Parties") from and against, and reimburse the Buyer Parties on demand with respect to, any and all loss, damage (including any decrease in the value of property or securities acquired hereunder), liability, claims, cost and expense, including reasonable attorneys', accountants', consultants' and engineers' fees (in each case net of any insurance proceeds received by the party to be indemnified and any net tax benefit or savings to which the party to be indemnified is entitled as a result thereof based upon the maximum marginal tax rate applicable to such party) (collectively, "Damages"), actually incurred by a Buyer Party by reason of or arising out of or in connection with (a) the breach of any representation or warranty contained in Section 3 or in any Transaction Documents; (b) the failure of the Sellers to perform any agreement or covenant required by this Agreement or in any Transaction Documents (including any Exhibits and Schedules hereto and thereto) to be performed by it; (c) any failure of the Sellers to pay, perform or discharge any of the Excluded Liabilities in accordance with the terms thereof; or (d) any failure of the Sellers to pay, perform or discharge any liabilities that arise under Section 2.2(a) hereof in accordance with the limitations set forth therein.

10.3 Indemnification By the Buyer. Buyer agrees to indemnify and hold harmless the Stockholders, the Sellers and their respective directors, officers, employees, agents, successors, affiliates and assigns (the "Seller Parties") from and against, and to reimburse the Seller Parties on demand with respect to, any and all Damages incurred by the Seller Parties by reason of or arising out of or in connection with (a) the breach of any representation or warranty contained in Section 4 or in any other Transaction Documents; (b) the failure of the Buyer to perform any agreement or covenant required by this Agreement to be performed by it or in any other Transaction Documents (including any Exhibits and Schedules hereto and thereto); or (c) the failure of the Buyer to pay, perform or discharge any of the Assumed Liabilities in accordance with the terms thereof, subject to the limitations set forth in Section 2.2(a).

10.4  General Indemnification Limitations.

(a) Threshold. Any Indemnified Person shall not be permitted to enforce any claim for indemnification pursuant to this Agreement based on Sections
10.2 and 10.3, respectively, against an Indemnifying Person until the aggregate amount of all claims against such Indemnified Person exceeds the amount of Fifteen Thousand Dollars ($15,000) in the aggregate (the "Threshold Amount"). Once claims in excess of the Threshold Amount have been asserted by the Indemnified Person against the Indemnifying Person in the aggregate, all claims, including those below the Threshold Amount may be pursued.

(b) Maximum Indemnification. In no event shall the Seller Parties be required to make indemnification payments or incur liability with respect to this Section 10 in excess of (i) Four Million Dollars ($4,000,000) for claims relating to any breaches as set forth in Section 10.2, and (ii) an additional Four Million Dollars ($4,000,000) for breaches of the representations and warranties contained in Section 3.2.8.3 so that the Seller Parties aggregate liability under this Section 10 will not, in any event, exceed Eight Million Dollars ($8,000,000); provided that, any claims related to Section 3.2.8.3 will first be taken from the amount set forth in this Section 10.4(ii). The Buyer Parties respective liability in respect of their indemnification obligations hereunder shall not exceed $4,000,000.

10.5 Notice of Claims. Promptly, whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the "Indemnified Person") shall promptly notify the other party (the "Indemnifying Person") of the claim, such notice (the "Claim Notice") to be in writing and to describe in reasonable detail (a) the Damages allegedly incurred, (b) the amount thereof, if known, (c) any complaints, subpoena or other documents served against the Indemnified Person in connection with such Damages, and (d) the method of computation of such Damages (but the failure so to notify an Indemnifying Person shall not relieve it from any liability which it may have under this Section 10 except to the extent that it has been prejudiced in any material respect by such failure or from any liability which it might otherwise have). The Indemnifying Person shall have 30 business days following its receipt of an any Claim Notice either to
(a) acquiesce in such claim by giving such Indemnified Person written notice of such acquiescence or (b) object to the claim by giving the Indemnified Person written notice of the objection. If the Indemnifying Person do not object to the Claim Notice within such 30 business day period, the Indemnified Person shall be entitled to be indemnified for all losses reasonably and proximately incurred by such Indemnified Person in respect of such claim. If the Sellers duly object within such 30-day period, the dispute shall be resolved in accordance with Section 12. An Indemnified Person shall not settle or compromise any claim by a third party for which such Indemnified Person is entitled to indemnification hereunder without the prior written consent (not to be unreasonably withheld) of the Indemnifying Person.

10.6 Third Party Claims. In the case of any third party claim, action or suit as to which indemnification is sought, the indemnifying person shall have the right at any time to notify the indemnified person that it elects to conduct and control such action or suit. If the indemnifying person does not give the foregoing notice and/or until the indemnifying party gives such notice, the indemnified party shall have the right and the obligation to defend and contest such action or suit in the exercise of its exclusive discretion and settle or compromise such suit, subject to the provisions of the last sentence of Section 10.5. The indemnifying person shall, upon request from any indemnified person, promptly pay to such indemnified person in accordance with the other terms of this Section 10 the amount of any Damages. If the indemnifying person gives the foregoing notice, the indemnifying person shall have the right to undertake, conduct and control, through counsel of its own choosing and at the sole expense of the indemnifying person, the conduct and settlement of such action or suit (other than a settlement which requires or prohibits any action on the part of, or involves any admission by, the indemnified person, in which event the consent of such indemnified person shall be required, but shall not be unreasonably withheld), and the indemnified person shall cooperate with the indemnifying person in connection with any such action or suit; provided, that (a) the indemnifying person shall permit the indemnified person to participate in such conduct or settlement through counsel chosen by the indemnified person, but the fees and expenses of such counsel shall be borne, after the indemnifying person has given notice that it elects to conduct and control such action or suit, by the indemnified person and (b) the indemnifying person shall agree promptly to reimburse to the extent required under this Section 10 the indemnified person for the full amount of any Damages resulting from such action or suit, except fees and expenses of counsel for the indemnified person incurred after the assumption of the conduct and control of such action or suit by the indemnifying person. So long as the indemnifying person is contesting any such action or suit in good faith, the indemnified person shall not pay or settle any such action or suit.

10.7 Payments. All payments made under this Section 10 shall be made by wire transfer in immediately available funds in U.S. dollars.

10.8 Remedies Exclusive. If the Closing occurs, the remedies provided in this Section 10 shall be the exclusive remedy for monetary damages (whether at law or in equity) with respect to this Agreement and the transactions contemplated herein.

10.9 Treatment of Indemnity Payments. All indemnity payments made under this Agreement shall be treated by the parties for all Tax purposes as adjustments to the Purchase Price.


11.  Termination of Agreement.

11.1 Events of Termination. This Agreement may be terminated and the transactions contemplated by it abandoned at any time prior to the Closing:
(a) by mutual written consent of the Sellers, the Stockholders and the Buyer; or (b) by the Buyer, if the conditions set forth in Section 9 shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) within ten (10) business days after notice by the Buyer thereof or if the Closing has not occurred within 75 days of the date of this Agreement, provided that no party may terminate this Agreement pursuant to this clause (b) if such party's failure to fulfill any of its obligations under this Agreement shall have been the reason that the Closing Date shall not have occurred on or before said date; or (c) by the Sellers or the Stockholders, if the conditions set forth in
Section 8 shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) within ten
(10) business days after notice by the Sellers thereof or if the Closing has not occurred within 75 days of the date of this Agreement, provided that no party may terminate this Agreement pursuant to this clause (c) if such party's failure to fulfill any of its obligations under this Agreement shall have been the reason that the Closing Date shall not have occurred on or before said date.

11.2 Rights and Obligations on Termination. If this Agreement is terminated and abandoned as provided in this Section 11, each party will redeliver all documents, work papers and other materials of any other party relating to the transactions contemplated by this Agreement, whether so obtained before or after the execution of this Agreement, to the party furnishing the same, and all information received by any party to this Agreement with respect to the business of any other party shall not at any time be used for the advantage of, or disclosed to third parties by, such party to the detriment of the party furnishing such information; provided, however, that the foregoing restriction shall not apply to any documents, work papers, material or information which is a matter of public knowledge or is otherwise in the public domain. In the event of the termination and abandonment of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or any of its affiliates, directors, officers and shareholders.

12.  Miscellaneous Provisions.

12.1 Construction. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof.

12.2 Notices. All notices, requests, demands and other communications called for or contemplated hereunder shall be in writing and shall be deemed to have been duly given when delivered to the party to whom addressed or when sent by telecopy, telegram, telex or wire (if promptly confirmed by registered or certified mail, return receipt requested, prepaid and addressed) to the parties, their successors in interest, or their assignees at the following addresses, or at such other addresses as the parties may designate by written notice in the manner aforesaid:

If to the Buyer:
	California Amplifier, Inc.
	460 Calle San Pablo
	Camarillo, California  93012
	Fax:  (805) 482-5842
	Attention:  Fred M. Sturm

With copies to:
	Gibson, Dunn & Crutcher LLP
	333 South Grand Avenue
	Suite 4800
	Los Angeles, California 90071
	Fax:  (213) 229-7520
	Attention:  Peter F. Ziegler, Esq.

If to the Sellers:
	Kaul-Tronics, Inc.
	1140 Sextonville Road
	Richland Center, Wisconsin  53581
	Fax:  (608) 647-7394
	Attention:  John R. Kaul

With copies to:
	DeWitt Ross and Stevens S.C.
	2 East Mifflin Street
	Suite 600
	Madison, WI 53701-2865
	Fax:  (608) 252-9243
	Attention:  Ronald W. Kuehn, Esq.
	Frederic J. Brouner, Esq.

If to the Stockholders:
	John R. Kaul
	28225 Munz Rd.
	Lone Rock, WI  53556; or

to the address of such Stockholder as set forth on Schedule A attached hereto

12.3 Assignment. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof nor any of the documents executed in connection herewith may be assigned by any party without the consent of the other parties; provided, however, that Buyer may assign any or all of its rights and obligations under this Agreement to any wholly owned subsidiary of Buyer. Nothing contained herein, express or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest any rights or remedies under or by reason of this Agreement unless so stated herein to the contrary.

12.4 Amendments and Waivers. This Agreement and all Exhibits and Schedules hereto may be modified only by a written instrument duly executed by each party. No condition to any party's obligations and no breach of any covenant, agreement, warranty or representation shall be deemed waived unless expressly waived in writing by the party whose obligations are subject to such condition or who might assert such breach. No waiver of any right hereunder shall operate as a waiver of any other right or of the same or a similar right on another occasion.

12.5 Remedies. No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy. Each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder now or hereafter existing at law or in equity or by statute or otherwise, and the election by a party of one or more remedies shall not constitute a waiver of the party's right to pursue any other available remedies.

12.6 Attorneys' Fees. In the event that any action or proceeding, including arbitration, is commenced by any party hereto for the purpose of enforcing any provision of this Agreement, the parties to such action, proceeding or arbitration may receive as part of any award, judgment, decision or other resolution of such action, proceeding or arbitration their costs and reasonable attorneys' fees as determined by the person or body making such award, judgment, decision or resolution. Should any claim hereunder be settled short of the commencement of any such action or proceeding, including arbitration, the parties in such settlement shall be entitled to include as part of the damages alleged to have been incurred reasonable costs of attorneys or other professionals in investigating or counseling on such claim.

12.7 Binding Nature of Agreement. The Agreement includes each of the Schedules and Exhibits which are referred to herein or attached hereto, all of which are incorporated by reference herein. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective executors, heirs, legal representatives, successors and assigns.

12.8 Expenses. The costs and expenses of the Sellers and the Stockholders, including the legal fees and disbursements of DeWitt Ross & Stevens S.C., shall be borne by the Sellers and the Stockholders. The costs and expenses of the Buyer, including the legal fees and disbursements of Gibson, Dunn & Crutcher LLP, shall be borne by the Buyer. The Sellers shall pay all transfer taxes arising out of this Agreement and the transactions contemplated hereby.

12.9 Entire Agreement. The Agreements contain the entire understanding of the parties and supersede all prior agreements and understandings both written and oral between the parties relating to the subject matter hereof.

12.10 Severability. If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

12.11 Counterparts. This Agreement may be executed by the parties in separate counterparts and the signatures delivered by telecopy, each of which when so executed and delivered shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument and delivered in person. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

12.12 Section Headings. The headings of each Section, subsection or other subdivision of this Agreement are for reference only and shall not limit or control the meaning thereof.

13.  Arbitration.

13.1 Agreement to Arbitrate. Except as provided in Section 13.4, any controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance or breach of this Agreement, including any claim based on contract, tort or statute, shall be settled, at the request of either party, by arbitration conducted in Los Angeles, California, or such other location upon which the parties may mutually agree, before and in accordance with the then existing Rules of Commercial Arbitration of the American Arbitration Association ("AAA"), and judgment upon any award rendered by the arbitrator may be entered by any State or Federal court having jurisdiction thereof. Any controversy concerning whether a dispute is an arbitrable dispute shall be determined by the arbitrator, and the parties will be allowed to conduct discovery in advance of the proceeding and to introduce evidence at such proceedings in accordance with the Federal Rules of Evidence. The parties intend that this agreement to arbitrate be valid, specifically enforceable and irrevocable. The designation of a situs or specifically a governing law for this agreement or the arbitration shall not be deemed an election to preclude application of the Federal Arbitration Act, if it would be applicable.

13.2 Selection of Arbitrator. The sole arbitrator shall be selected in accordance with the procedures of the AAA.

13.3 Expenses. The arbitrator shall award to the prevailing party in any arbitration proceeding commenced hereunder, and the court shall include in its judgment for the prevailing party in any claim arising under this Agreement or relating to the transactions contemplated hereby, the prevailing party's costs and expenses (including expert witness expenses and reasonable attorneys' fees) of investigating, preparing and presenting such arbitration claim or cause of action.

13.4 Aid to Arbitration. Any party hereto may request a court of competent jurisdiction to grant provisional injunctive relief to such party solely for the purpose of maintaining the status quo until an arbitrator can render an award on the matter in question and such award can be confirmed by a court having jurisdiction thereof.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


SELLERS:

Kaul-Tronics, Inc.,
a Wisconsin corporation

By: /s/ John R. Kaul
    _________________________________

     Name:  John R. Kaul
     Title: President

NGP, Inc.
a Wisconsin corporation

By:  /s/ John R. Kaul
    _________________________________

     Name:  John R. Kaul
     Title:	President

Interactive Technologies International, LLC, a Wisconsin limited liability company

By:  /s/ John R. Kaul
    _________________________________

     Name:  John R. Kaul
     Title:	Manager - Managing Board


BUYER:
California Amplifier, Inc.,
a Delaware corporation

By:  /s/ Fred M. Sturm
    _________________________________

     Name:  Fred M. Sturm
     Title:	President and Chief Executive Officer



STOCKHOLDERS:


/s/ John R. Kaul
_________________________________
John R. Kaul


/s/ James L. Atkinson
_________________________________
James L. Atkinson


/s/ Jennifer Larson
_________________________________
Jennifer Larson


/s/ Michele L. Conner
_________________________________
Michele L. Conner


/s/ Melissa M. Starin
_________________________________
Melissa M. Starin


/s/ Mary Pat Kaul
_________________________________
Mary Pat Kaul


/s/ Thomas A. Prochnow
_________________________________
Thomas A. Prochnow


/s/ Lonnie Freeman
_________________________________
Lonnie Freeman


/s/ Kerry E. Larson
_________________________________
Kerry E. Larson


/s/ Richard L. Powell
_________________________________
Richard L. Powell


/s/ Richard J. Wheeler
_________________________________
Richard J. Wheeler